Exhibit 1

For Immediate Release

Pointer Telocation Reports

Second Quarter 2017 Financial Results

Record Results

Financial Highlights of the Quarter

•	Record revenues of $20.0 million, up 24% year-over-year;
•	Recurring Service revenues of $12.9 million, up 27% year-over-year;
•	Record EBITDA of $3.4 million, up 54% year-over-year;
•	Net income doubled year-over-year to $2.0 million;
•	Total subscribers reached 239,000, an increase of 24% year-over-year;

Rosh HaAyin, Israel, August 16th, 2017 Pointer Telocation Ltd. (Nasdaq CM: PNTR; Tel-Aviv Stock Exchange: PNTR) - a leading provider of telematic services and technology solutions for Fleet Management, Mobile Asset Management and Internet of Vehicles, announced today its financial results for the second quarter of 2017.1

Financial summary for the second quarter of 2017

Revenues for the second quarter of 2017 increased 24% to $20.0 million as compared to $16.2 million in the second quarter of 2016.

Revenues from products in the second quarter of 2017 increased 18% to $7.1 million (36% of revenues) compared to $6.0 million (37% of revenues) in the comparable period of 2016.

1 On June 8, 2016 Pointer spun off its Israeli subsidiary, Shagrir Group Vehicle Services Ltd., through which Pointer carried out its road side assistance (RSA) activities and listed Shagrir's shares for trade on the Tel Aviv Stock Exchange. The results of Shagrir until that date are included in Pointer’s results as discontinued operation.

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Revenues from recurring services in the second quarter of 2017 increased 27% to $12.9 million (64% of revenues) compared to $10.2 million (63% of revenues), in the comparable period of 2016. The growth in service revenue was primarily due to the growth in the subscriber base which grew by 47,000 subscribers since June 30, 2016 and 8,000 subscribers since March 31, 2017.

Gross profit was $10.3 million (51.4% of revenues) compared to $7.7 million (47.7% of revenues) in the second quarter of 2016.

Operating income on a GAAP basis was $2.8 million (14.1% of revenues), an increase of 72%, compared with $1.6 million (10.1% of revenues) in the second quarter of 2016.

Non-GAAP operating income was $3.1 million (15.2% of revenues), an increase of 71% compared to $1.8 million (11% of revenues) in the second quarter of 2016.

GAAP net income (from continuing operations) was $2.0 million, double the net income of $1.0 million reported in the second quarter of 2016.

Non-GAAP net income (from continuing operations) was $2.6 million (12.9% of revenues), an increase of 78%, compared with $1.5 million (9% of revenues) in the second quarter of 2016.

EBITDA (from continuing operations) was $3.4 million (17.1% of revenues), an increase of 54% compared with $2.2 million (13.8% of revenues) in the second quarter of 2016.

Cash and Cash Equivalents totaled $5.7 million and Total Debt was $12.7 million.

Management Comment

David Mahlab, Pointer's Chief Executive Officer, commented: “We are extremely pleased with our record results for the quarter. We achieved strong revenue growth and increased margins with nearly 2/3 of our total revenues comprised of recurring service revenues. In addition to these financial achievements, we continued to execute our long term strategic objectives to strengthen our position as a leading provider of technology solutions in Fleet Management, Mobile Asset Management and the Internet of Vehicles. Our results demonstrate the success of our long-term strategy for growing our business, increasing profitability and building shareholder value.”

Mr. Mahlab continued, “In the past months, we have made great progress on two strategically important deployments. We have successfully completed most of the installations with Femsa, the Coca-Cola bottling company in Mexico, and we have fully deployed our driving behavior solution integrated with Mobileye devices in a 5,000-car fleet in New York City. In addition, we recently announced a new long-term product supply agreement with a leading US-based telematics provider. This contract is the first substantial win for our new Nano CelloTrack technology. We believe this is the first of many other opportunities that we expect to capitalize on in the coming quarters.”

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Conference Call Information Pointer Telocation's management will host a conference call today, at 7:00am Pacific Time, 10:00 Eastern Time, 17:00 Israel time. On the call, management will review and discuss the results. To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call a few minutes before the conference call commences.

Dial in numbers are as follows:

From the USA: +1 866 744 5399; From Israel: 03-918-0691; From the UK 0-800-917-5108

A replay will be available a few hours following the call on the company’s website.

Reconciliation between results on a GAAP and Non-GAAP basis

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses EBITDA and Non-GAAP net income as Non-GAAP financial performance measurements.

Pointer calculates EBITDA by adding back to net income financial expenses, taxes, depreciation and amortization and impairment of goodwill and intangible assets.

Pointer calculates Non-GAAP net income by adding back to net income the effects of non-cash stock based compensation expenses, amortization and impairment of long lived assets, non-cash tax expenses, other expenses of retirement costs, spin-off related expenses and losses and acquisition related one-time costs.

The purpose of such adjustments is to give an indication of the Company’s performance exclusive of Non-GAAP charges that are considered by management to be outside of the Company’s core operating results.

EBITDA and non-GAAP net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. Management believes that these non-GAAP measures help investors to understand the Company’s current and future operating cash flow and performance, especially as the Company’s acquisitions have resulted in amortization and non-cash items that have had a material impact on the Company’s GAAP profits. EBITDA and non GAAP net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience.

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Pointer’s innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization’s critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data converting it into valuable information for Pointer's customers providing them with actionable insights and thus enabling the customers to improve their bottom line and increase their profitably.

For more information, please visit http://www.pointer.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:

Yaniv Dorani, CFO

Tel.: +972-3-572 3111

E-mail: yanivd@pointer.com

Gavriel Frohwein/Ehud Helft, GK Investor Relations

Tel: +1-646-688-3559

E-mail: pointer@gkir.com

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2017	December 31, 2016
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,700	$6,066
Trade receivables	14,273	11,464
Other accounts receivable and prepaid expenses	3,008	2,504
Inventories	5,915	5,242

Total current assets	28,896	25,276

LONG-TERM ASSETS:
Long-term loan to related party	940	831
Long-term accounts receivable	588	564
Severance pay fund	3,340	2,878
Property and equipment, net	5,752	5,614
Other intangible assets, net	1,939	2,178
Goodwill	40,759	38,107
Deferred tax asset	478	1,433

Total long-term assets	53,796	51,605

Total assets	$82,692	$76,881

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2017	2016
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$5,211	$4,836
Trade payables	6,539	7,116
Deferred revenues and customer advances	1,079	1,037
Other accounts payable and accrued expenses	7,671	6,839

Total current liabilities	20,500	19,828

LONG-TERM LIABILITIES:
Long-term loans from banks	7,525	10,182
Deferred taxes and other long-term liabilities	988	976
Accrued severance pay	3,808	3,206

Total long term liabilities	12,321	14,364

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital	5,970	5,837
Additional paid-in capital	128,798	128,438
Accumulated other comprehensive income	(2,477)	(5,633)
Accumulated deficit	(82,588)	(86,115)

Total Pointer Telocation Ltd's shareholders' equity	49,703	42,527

Non-controlling interest	168	162

Total equity	49,871	42,689

Total liabilities and equity	$82,692	$76,881

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited		Unaudited
Revenues:
Products	$13,829	$11,555	$7,147	$6,048	$22,784
Services	25,243	19,485	12,894	10,166	41,569

Total revenues	39,072	31,040	20,041	16,214	64,353

Cost of revenues:
Products	8,753	7,178	4,477	3,782	13,904
Services	10,621	8,774	5,258	4,702	18,672

Total cost of revenues	19,374	15,952	9,735	8,484	32,576

Gross profit	19,698	15,088	10,306	7,730	31,777

Operating expenses:
Research and development	1,987	1,824	1,017	919	3,669
Selling and marketing	6,761	5,615	3,456	2,968	11,774
General and administrative	5,634	4,227	2,886	2,093	9,004
Amortization of intangible assets	226	195	113	105	473
One-time acquisition related costs	-	-	-	-	609

Total operating expenses	14,608	11,861	7,472	6,085	25,529

Operating income	5,090	3,227	2,834	1,645	6,248
Financial expenses, net	419	243	259	323	1,046
Other expenses (income)	-	(4)	-	2	9

Income before taxes on income	4,671	2,988	2,575	1,320	5,193
Taxes on income	1,138	854	609	276	1,845

Income from continuing operations	3,533	2,134	1,966	1,044	3,348
Income (loss) from discontinued operation, net	-	154	-	(168)	154
Net income	$3,533	$2,288	$1,966	$876	$3,502

Earnings per share from continuing operations attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings per share	$0.44	$0.27	$0.24	$0.13	$0.43

Diluted net earnings per share	$0.44	$0.27	$0.24	$0.13	$0.42

Weighted average -Basic number of shares	7,942,957	7,787,009	7,978,102	7,789,365	7,820,767

Weighted average – fully diluted number of shares	8,070,953	7,924,421	8,111,119	7,934,321	7,938,290
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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited		Unaudited

Cash flows from operating activities:

Net income	$3,533	$2,288	$1,966	$876	$3,502
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,451	1,775	601	877	3,258
Accrued interest and exchange rate changes of debenture and long-term loans	-	74	-	290	29
Accrued severance pay, net	112	121	54	74	20
Gain from sale of property and equipment, net	(67)	(179)	(49)	(53)	(232)
Stock-based compensation	217	94	106	36	320
Increase in trade receivables, net	(2,127)	(4,284)	(1,202)	(585)	(3,489)
Decrease (increase) in other accounts receivable and prepaid expenses	(480)	(906)	131	(249)	(942)
Decrease (increase) in inventories	(567)	443	(418)	207	(1,063)
Decrease in deferred income taxes	822	1,038	452	248	1,774
Decrease (increase) in long-term accounts receivable	52	(9)	123	126	99
Increase (decrease) in trade payables	(1,211)	2,042	(732)	296	3,346
Increase in other accounts payable and accrued expenses	994	2,460	192	1,293	2,455

Net cash provided by operating activities	2,729	4,957	1,224	3,436	9,077

Cash flows from investing activities:
Purchase of property and equipment	(1,112)	(2,861)	(344)	(1,284)	(4,129)
Purchase of other intangible assets	-	(115)	-	(115)	(115)
Proceeds from sale of property and equipment	55	594	37	118	648
Acquisition of subsidiary (a)	-	-	-	-	(8,531)

Net cash used in investing activities	(1,057)	(2,382)	(307)	(1,281)	(12,127)

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited		Unaudited

Cash flows from financing activities:

Receipt of long-term loans from banks	-	95	-	-	6,263
Repayment of long-term loans from banks	(2,013)	(2,250)	(1,063)	(1,123)	(4,976)
Proceeds from issuance of shares and exercise of options, net of issuance costs	276	-	197	-	98
Distribution as a dividend in kind of previously consolidated subsidiary (b)	-	(1,870)	-	(1,870)	(1,870)
Short-term bank credit, net	(302)	128	(21)	83	716

Net cash provided (used) in financing activities	(2,039)	(3,897)	(887)	(2,910)	231

Effect of exchange rate on cash and cash equivalents	1	(280)	(84)	(155)	(462)

Decrease in cash and cash equivalents	(366)	(1,602)	(54)	(910)	(3,281)
Cash and cash equivalents at the beginning of the period	6,066	9,347	5,754	8,655	9,347

Cash and cash equivalents at the end of the period	$5,700	$7,745	$5,700	$7,745	$6,066

(a)	Acquisition of subsidiary:

	Working capital (Cash and cash equivalent excluded)	$-	$-	$-	$-	$(334)
	Property and equipment	-	-	-	-	(1,239)
	Intangible assets	-	-	-	-	(2,098)
	Goodwill	-	-	-	-	(6,070)
	Deferred taxes	-	-	-	-	714
	Payables for acquisition of investments in subsidiaries	-	-	-	-	496

		$-	$-	$-	$-	$(8,531)

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2017	2016	2017	2016	2016
		Unaudited		Unaudited
(b)	Distribution as a dividend in kind of previously consolidated subsidiary:
	The subsidiaries' assets and liabilities at date of distribution:
	Working capital (excluding cash and cash equivalents)	$-	(5,443)	$-	(5,443)	(5,443)
	Property and equipment	-	7,048	-	7,048	7,048
	Goodwill and other intangible assets	-	15,883	-	15,883	15,883
	Other long term liabilities	-	(1,781)	-	(1,781)	(1,781)
	Non-controlling interest	-	373	-	373	373
	Accumulated other comprehensive loss	-	(213)	-	(213)	(213)
	Dividend in kind		(17,737)		(17,737)	(17,737)

		$-	$(1,870)	$-	$(1,870)	$(1,870)

(c)	Non-cash investing activity:

	Purchase of property and equipment	$156	$39	$54	$(12)	$48

- - - - - - -

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADDITIONAL INFORMATION

U.S. dollars in thousands (except share and per share data)

The following table reconciles the GAAP to non-GAAP operating results:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016

GAAP gross profit	$19,698	$15,088	$10,306	$7,730	$31,777
Stock-based compensation expenses	2	4	1	1	6
Non-GAAP gross profit	$19,700	15,092	$10,307	7,731	31,783

GAAP operating expenses	$14,608	$11,861	$7,472	$6,085	$25,529
Stock-based compensation expenses	215	90	105	35	314
Amortization and impairment of long lived assets	226	195	113	105	473
Other expenses of retirement costs	125	-	-	-	-
Acquisition related one-time costs	-	-	-	-	609
Non-GAAP operating expenses	$14,042	$11,576	$7,254	$5,945	$24,133

GAAP operating income	$5,090	$3,227	$2,834	$1,645	$6,248

Non-GAAP operating income	$5,658	$3,516	$3,053	$1,786	$7,650

GAAP net income from continuing operations	$3,533	$2,134	$1,966	$1,044	$3,348
Stock-based compensation expenses	217	94	106	36	320
Amortization and impairment of long lived assets	226	195	113	105	473
Other expenses of retirement costs	125	-	-	-	-
Non cash tax expenses	801	854	415	276	1,723
Acquisition related one-time costs	-	-	-	-	609
Non-GAAP net income from continuing operations	$4,902	$3,277	$2,600	$1,461	$6,473

Income (loss) from discontinued operation	-	154	-	(168)	154
Non cash tax expenses	-	249	-	91	249
Spin-off related expenses and losses	-	349	-	349	349
Amortization and impairment of long lived assets	-	67	-	28	67
Non-GAAP net income	$4,902	$4,096	$2,600	$1,761	$7,292

Non-GAAP net income per share from continuing operations - Diluted	$0.61	$0.41	$0.32	$0.18	$0.82
Non-GAAP weighted average number of shares - Diluted*	8,070,953	7,924,421	8,111,119	7,934,321	7,938,290

* In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

EBITDA

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016

GAAP Net income from continuing operations as reported:	$3,533	$2,134	$1,966	$1,044	$3,348

Financial expenses, net	419	243	259	323	1,046
Tax on income	1,138	854	609	276	1,845
Depreciation, amortization and impairment of goodwill and intangible assets	1,451	1,109	601	591	2,590

EBITDA from continuing operations	$6,541	$4,340	$3,435	$2,234	$8,829

Income (loss) from discontinued operation	-	154	-	(168)	154
Financial expenses , net	-	47	-	28	47
Tax on income	-	249	-	91	249
Depreciation, amortization and impairment of goodwill and intangible assets	-	668	-	288	668

EBITDA	$6,541	$5,458	$3,435	$2,473	$9,947

- - - - - -

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